SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Cadiz Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127537207
(CUSIP Number)

Marc Robert, Chief Operating Officer

Water Asset Management, LLC

509 Madison Avenue, Suite 804

New York, New York 10022

(212) 754-5132

with a copy to:

Marc Weingarten, Esq. & Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Water Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,435,244 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,967,162 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,967,162 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 127537207	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON TRF Master Fund (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,435,244 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,967,162 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,967,162 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 127537207	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Cadiz Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 550 South Hope Street, Suite 2850, Los Angeles, California 90071.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is filed by:

(i) Water Asset Management, LLC, a New York limited liability company (“Water Asset Management”); and (ii) TRF Master Fund (Cayman) LP, a Cayman Islands limited partnership (“TRF Master Fund” and together with Water Asset Management, the “Reporting Persons”). The general partner of TRF Master Fund is Water Investment Advisors (Cayman), Ltd., a Cayman Islands exempted company. Disque D. Deane, Jr. (“Mr. Deane”), Matthew J. Diserio (“Mr. Diserio”) and Marc Robert (“Mr. Robert”) are the managing members of Water Asset Management (each, a “Managing Member”).

Annex A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or otherwise.

(b)	The address of the business office of each of the Reporting Persons and Managing Members is 509 Madison Avenue, Suite 804, New York, New York 10022.

(c)

The principal business of: (i) Water Asset Management is investing for funds and accounts under its management; (ii) TRF Master Fund is investing in securities; (iii) Mr. Deane is serving as the Chief Investment Officer and Co-Portfolio Manager of Water Asset Management; (iv) Mr. Diserio is serving as the President of Water Asset Management; and (v) Mr. Robert is serving as the Chief Operating Officer of Water Asset Management.

(d) & (e)	During the last five years, no Reporting Person or Managing Member has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Water Asset Management is a limited liability company organized under the laws of the State of New York. TRF Master Fund is a Cayman Islands limited partnership. Each of the Managing Members is a United States citizen.

CUSIP No. 127537207	SCHEDULE 13D	Page 5 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $26,934,437 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Funds for the purchase of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were derived from working capital.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, governance or capitalization; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 127537207	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon a total of 23,193,235 shares of Common Stock outstanding as of March 8, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 14, 2018.

Water Asset Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has dispositive authority over the 2,967,162 shares of Common Stock and voting power over the 2,435,244 shares of Common Stock reported herein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons did not effect any transactions in the shares of Common Stock during the past sixty days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

An affiliated investment fund for which Water Asset Management serves as investment manager holds $1,276,000 in principal amount of convertible notes that mature on March 5, 2020, at which point the principal amount and accrued interest will be convertible into shares of Common Stock at $6.75 per share at the election of Water Asset Management.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated March 26, 2018

CUSIP No. 127537207	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2018

WATER ASSET MANAGEMENT, LLC

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

TRF MASTER FUND (CAYMAN) LP

By:	Water Investment Advisors (Cayman), Ltd., its general partner

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

WATER INVESTMENT ADVISORS (CAYMAN), LTD.

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

CUSIP No. 127537207	SCHEDULE 13D	Page 8 of 9 Pages

Annex A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Water Asset Management, LLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Disque D. Deane, Jr.	Chief Investment Officer and Co-Portfolio Manager	USA	Chief Investment Officer and Co-Portfolio Manager, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022
Matthew J. Diserio	President	USA	President, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022
Marc Robert	Chief Operating Officer	USA	Chief Operating Officer, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022

TRF Master Fund (Cayman) LP

Name	Position	Citizenship	Present Principal Occupation	Business Address
Disque D. Deane, Jr.	Limited Partner	USA	Chief Investment Officer and Co-Portfolio Manager, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022
Matthew J. Diserio	Limited Partner	USA	President, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022
Marc Robert	Limited Partner	USA	Chief Operating Officer, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022

CUSIP No. 127537207	SCHEDULE 13D	Page 9 of 9 Pages

Water Investment Advisors (Cayman), Ltd.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Disque D. Deane, Jr.	General Partner	USA	Chief Investment Officer and Co-Portfolio Manager, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022
Matthew J. Diserio	General Partner	USA	President, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022
Marc Robert	General Partner	USA	Chief Operating Officer, Water Asset Management, LLC	509 Madison Avenue, Suite 804, New York, New York 10022

Exhibit 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 26, 2018

WATER ASSET MANAGEMENT, LLC

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

TRF MASTER FUND (CAYMAN) LP

By:	Water Investment Advisors (Cayman), Ltd., its general partner

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer

WATER INVESTMENT ADVISORS (CAYMAN), LTD.

By:	/s/ Marc Robert
Name: Marc Robert
Title: Chief Operating Officer